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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------
                                  SCHEDULE 13G
                                  ------------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                        SHELLS SEAFOOD RESTAURANTS, INC.
                        --------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   822809 10 9
                                 --------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 822809 10 9
          -----------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Mr. William E. Hattaway
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /

                                                                      (b) / /

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                    5  SOLE VOTING POWER
   NUMBER OF

     SHARES            416,923 shares
                    ------------------------------------------------------------
  BENEFICIALLY

    OWNED BY        6  SHARED VOTING POWER

      EACH

    REPORTING          0 shares
                    ------------------------------------------------------------
     PERSON

      WITH
                    7  SOLE DISPOSITIVE POWER

                       416,923 shares
                    ------------------------------------------------------------

                    8  SHARED DISPOSITIVE POWER

                       0 shares
                    ------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    416,923 shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.4%
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12  TYPE OF REPORTING PERSON

    IN
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Item 1(a)      NAME OF ISSUER:

               Shells Seafood Restaurants, Inc. (the "Company")

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               16313 N. Dale Mabry Highway
               Suite 100
               Tampa, Florida 33618

Item 2(a)      NAME OF PERSON FILING:

               See Item 1 of the cover page attached hereto


Item 2(b)      Address of Principal Business Office, or If none, residence:

               16313 N. Dale Mabry Highway
               Suite 100
               Tampa, Florida 33618

Item 2(c)      CITIZENSHIP:

               See Item 4 of the cover page attached hereto

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 (the "Common Stock")

Item 2(e)      CUSIP NUMBER:

               822809 10 9

Item 3         Not Applicable

Item 4         OWNERSHIP:

               The following information with respect to ownership of Common Stock of the Company by the person filing this Statement is provided as of December 31, 1996, the last day of the year covered by this Statement.


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          (a) Amount beneficially owned:

               See Item 9 of the cover page attached hereto which includes (i) 350,933 shares of Common Stock owned directly by Mr. Hattaway;
               (ii) warrants to purchase 39,498 shares of Common Stock at an exercise price of $5.50 per share exercisable at any time up to and including April 23, 1998; and (iii) warrants to purchase 26,492 shares of Common Stock at an exercise price of $6.00 per share exercisable at any time up to and including April 23, 2001. Does not include an aggregate of 63,984 shares of Common Stock issuable upon the exercise of options which are not exercisable within 60 days of December 31, 1996.

          (b) Percent of Class:

               See Item 11 of the cover page attached hereto

          (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    See Row 5 of the cover page attached hereto which includes
                    (i) 350,933 shares of Common Stock owned directly by Mr. Hattaway; (ii) warrants to purchase 39,498 shares of Common Stock at an exercise price of $5.50 per share exercisable at any time up to and including April 23, 1998; and (iii) warrants to purchase 26,492 shares of Common Stock at an exercise price of $6.00 per share exercisable at any time up to and including April 23, 2001. Does not include an aggregate of 63,984 shares of Common Stock issuable upon the exercise of options which are not exercisable within 60 days of December 31, 1996.

               (ii) Shared power to vote or to direct the vote:

                    See Row 6 of the cover page.

              (iii) Sole power to dispose or direct the disposition of:

                    See Row 7 of the cover page attached hereto which includes
                    (i) 350,933 shares of Common Stock owned directly by Mr. Hattaway; (ii) warrants to purchase 39,498 shares of Common Stock at an exercise price of $5.50 per share exercisable at any time up to and including April 23, 1998; and


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                    (iii) warrants to purchase 26,492 shares of Common Stock at an exercise price of $6.00 per share exercisable at any time up to and including April 23, 2001. Does not include an aggregate of 63,984 shares of Common Stock issuable upon the exercise of options which are not exercisable within 60 days of December 31, 1996.

               (iv) Shared power to dispose or direct the disposition of:

                    See Row 8 of the cover page.


Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               Not Applicable



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                                   SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997




                                   /S/ WILLIAM E. HATTAWAY
                                   ---------------------------------------------
                                   William E. Hattaway
                                   President



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